

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 21, 2018

<u>Via E-mail</u>
Mr. Abid Chaudry
Head, Global Structured Products
Vaulted Gold Bullion Trust
3 Times Square
New York, NY 10036

     Re: **Vaulted Gold Bullion Trust**
              Form 10-K
              Filed January 26, 2018
              Form 10-K/A
              Filed May 4, 2018
              File No. 333-194144

Dear Mr. Chaudry:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Kevin Woody

                         Kevin Woody
                         Branch Chief
                         Office of Real Estate and
                          Commodities

Cc: Anna Pinedo (via E-mail)